AMARC UPDATES DELINEATION DRILLING AT THE NEWTON GOLD DISCOVERY

June 18, 2012 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) announces assay results from a further 20 delineation drill holes completed at the Newton gold discovery, south-central British Columbia. The new results from the Newton bulk tonnage gold system bring the total number of holes with important gold intercepts to 67. Delineation drilling of the Newton gold discovery commenced in late September 2011 and has progressed rapidly, with the completion of approximately 16,000 metres in 45 diamond drill holes (holes 11044 to 12088). Total drilling of the Newton deposit is now approximately 23,300 metres in 72 holes.

Results from the 20 new delineation holes within the deposit are summarized in the Table of Assay Results below. Significant new intercepts include 204 metres at 0.71 g/t gold and 3 metres at 21.10 g/t gold in holes 82 and 84, respectively. A drill plan and other information regarding the Newton Project are available on Amarc’s website: http://www.amarcresources.com/i/ahr/maps/AHR_NR_Jun2012_large.jpg. The results from three additional drill holes (12086 to 12088) are pending.

NEWTON PROJECT
TABLE OF ASSAY RESULTS

Drill Hole² ID	Incl.	From (m)	To (m)	Int.³ (m)	Au (g/t)	Ag (g/t)	AuEQ¹ (g/t)
12066	No reportable intercepts
12067		19.5	100.0	80.5	0.32	7.3	0.45
12067	incl.	19.5	55.0	35.5	0.44	6.6	0.55
12067		160.0	250.0	90.0	0.30	2.7	0.35
12068		33.0	39.0	6.0	0.47	1.8	0.50
12068		66.0	162.0	96.0	0.46	2.8	0.51
12068	incl.	126.0	162.0	36.0	0.69	4.0	0.75
12068	and	147.0	162.0	15.0	1.02	5.9	1.12
12068		246.0	252.0	6.0	0.92	2.0	0.96
12069		28.0	102.0	74.0	0.40	3.9	0.47
12069	incl.	63.0	72.0	9.0	0.76	3.8	0.82
12069	incl.	90.0	102.0	12.0	0.56	4.8	0.64
12069		279.0	306.0	27.0	0.49	2.8	0.54
12070		74.0	104.0	30.0	0.38	3.0	0.43
12070		203.0	221.0	18.0	0.35	0.8	0.36
12070		266.0	293.0	27.0	0.80	3.1	0.86
12070	incl.	278.0	293.0	15.0	1.12	4.9	1.20
12071		104.0	113.0	9.0	0.33	0.3	0.33
12071		203.0	218.0	15.0	0.40	1.9	0.43
12072	No reportable intercepts
12073		115.0	124.0	9.0	0.37	0.8	0.38
12074		37.0	46.0	9.0	0.40	2.0	0.43
12075	No reportable intercepts
12076		288.0	459.0	171.0	0.69	2.1	0.73

Drill Hole² ID	Incl.	From (m)	To (m)	Int.³ (m)	Au (g/t)	Ag (g/t)	AuEQ¹ (g/t)
12076	incl.	321.0	447.0	126.0	0.82	2.2	0.86
12076	and	321.0	342.0	21.0	0.96	4.6	1.04
12076	and	384.0	447.0	63.0	1.07	1.5	1.09
12077		94.0	106.0	12.0	0.33	0.8	0.35
12078	No reportable intercepts
12079		20.2	173.0	152.8	0.70	4.7	0.78
12079	incl.	23.0	53.0	30.0	1.08	9.8	1.24
12079	incl.	116.0	173.0	57.0	0.78	3.8	0.84
12080	No reportable intercepts
12081		130.0	139.0	9.0	0.53	1.2	0.55
12082		38.0	242.0	204.0	0.71	3.1	0.76
12082	incl.	56.0	98.0	42.0	0.84	4.7	0.92
12082	incl.	125.0	131.0	6.0	3.40	6.0	3.50
12082	incl.	158.0	188.0	30.0	0.85	4.2	0.92
12082	incl.	194.0	224.0	30.0	0.82	1.5	0.85
12082		305.0	314.0	9.0	0.52	3.9	0.58
12082		365.0	401.0	36.0	0.42	1.9	0.45
12083		106.0	118.0	12.0	0.66	3.6	0.72
12083		136.0	145.0	9.0	0.36	0.9	0.37
12083		160.0	205.0	45.0	0.57	2.1	0.60
12083	incl.	160.0	184.0	24.0	0.79	1.7	0.82
12083		259.0	289.0	30.0	0.57	4.5	0.64
12084		69.0	72.0	3.0	4.71	1.3	4.73
12084		90.0	99.0	9.0	1.01	8.0	1.14
12084		153.0	195.0	42.0	0.56	3.7	0.62
12084	incl.	156.0	180.0	24.0	0.70	5.0	0.78
12084		243.0	279.0	36.0	2.63	2.4	2.67
12084	incl.	249.0	252.0	3.0	21.10	1.2	21.12
12084		291.0	549.0	258.0	0.44	1.4	0.47
12084	incl.	360.0	432.0	72.0	0.58	1.1	0.60
12084	incl.	507.0	546.0	39.0	0.76	2.2	0.80
12085	No reportable intercepts

1.	Gold equivalent calculations use metal prices of Au US$1200/oz and Ag US$20/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2.	All holes are vertical, except for holes 12072, 12074 and 12080
3.	Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.

As reported in the Amarc news release of May 31, 2012 drilling activities on the project have now been placed on standby, so that all assay results and information from on-going geological studies can be compiled and a resource estimate for the Newton deposit completed.

Permits for an extensive Induced Polarization (IP) ground geophysical survey and additional drilling have been received. Two crews have been mobilized to the Newton site to commence IP geophysical surveys around the Newton discovery.

The Newton property is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects. Newton is also located approximately 175 kilometres south of New Gold’s Blackwater gold deposit (Indicated Resources of 174 million tonnes at an average grade of 0.98 g/t gold containing 5.5 million gold ounces; and Inferred Resource of 92 million tonnes at an average grade of 0.78 g/t gold containing 2.3 million gold ounces; New Gold news release March 7, 2012).

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major gold discovery in BC. With a strong working capital position of $12 million, its exploration activities are focused on its 100% owned Newton gold discovery and the Galileo property which lies adjacent to New Gold’s Blackwater property.

Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Quality Assurance/Quality Control

Sample preparation and analysis for the Newton project is done at ISO 9001:2008 accredited, and ISO-IEC 17025:2005 accredited for gold fire assay with gravimetric finish, Acme Analytical Laboratories (Vancouver) Ltd. All samples are assayed for gold by 30 g lead collection fire assay fusion with Inductively Coupled Plasma - Emission Spectroscopy (ICP-ES) finish. Silver and 33 additional elements are determined for all samples by Aqua Regia digestion, followed by ICP-ES and ICP Mass Spectroscopy (ICP-MS) finish. All over-limit gold (greater than 10 g/t) are re-assayed by 30 g lead collection fire assay fusion with a gravimetric finish. As part of a comprehensive QA/QC program, one standard and one preparation duplicate are inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch.

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.